[W&C letterhead]






November 6, 2009


BY EDGAR SUBMISSION


H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:    H. Roger Schwall, Assistant Director

Re:      Comment Letter Dated October 30, 2009
         In Connection with Acergy S.A.'s
         Annual Report on Form 20-F for the Fiscal Year Ended November 30, 2008 Filed April 21, 2009
         File No. 000-21742


Dear Mr. Schwall:

          Thank you for the comments of the staff of the Securities and Exchange Commission (the "SEC") as transmitted to Mr. Simon Crowe by letter dated October 30, 2009 (the "Staff's Letter") in connection with the Annual Report on Form 20-F for the Fiscal Year Ended November 30, 2008 filed by Acergy S.A. (the "Company") with the SEC on April 21, 2009.

           The Staff's Letter requested that the Company respond to its comments within 10 business days, which would be November 13, 2009. In a telephone conversation with Mr. Craig H. Arakawa of the SEC's staff on November 5, 2009, we requested, on behalf of the Company, an extension until November 30, 2009, which Mr. Arakawa kindly agreed to grant. Accordingly, this letter hereby confirms that the Company will respond to the Staff's Letter by no later than November 30, 2009.

          Thank you for your consideration. If you have any questions concerning the foregoing, please do not hesitate to contact Greg Pryor (telephone: (212) 819-8389) or Marten Olsson (telephone: (212) 819-8731) of White & Case LLP.

                                            Sincerely,

                                            /s/ White & Case LLP
                                            ------------------------------------
                                            White & Case LLP


cc:   Jenifer Gallagher, SEC
      Craig H. Arakawa, SEC

      Simon Crowe, Acergy S.A.
      Johan Rasmussen, Esq., Acergy S.A.